July 21, 2014

Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0405

Attention:	John Dana Brown
Attorney-Advisor
Division of Corporation Finance

RE:	Kandi Technologies Group, Inc.
Registration Statement on Form S-3
Filed June 20, 2014
File No. 333-196938
Comment Letter dated July 17, 2014

Dear Mr. Brown:

This letter is being furnished in response to comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) that were contained in the Staff’s letter dated July 17, 2014 (the “Comment Letter”) to Kandi Technologies Group, Inc. (“Company” or “we”) with respect to the captioned filing (the “Form S-3”).

This letter provides the Company’s responses to the Staff's comments contained in the Comment Letter. The text of the Staff's comments is set forth in italics below, followed by the response of the Company.

Concurrently with the filing of the letter, the Company is filing Amendment No. 1 to the Form S-3 (“Amendment No. 1”) reflecting, as appropriate, the responses to the Staff’s comments contained herein.

General

1.         Please confirm that you will file the Form of Indenture prior to effectiveness.

Response: We have included the Form of Indenture as Exhibit 4.2 in the Amendment No. 1.

Exhibit 5.1

2.         It may be appropriate for a legality opinion in a shelf registration statement at the time of effectiveness to include assumptions regarding the future issuance of securities. However counsel should not assume material matters regarding the current state of affairs. In this regard please have counsel revise the following assumptions to the extent that they refer to current, rather than future, matters:

  the Company “is” dully organized, validly existing and in good standing under Delaware law in the fourth paragraph on page 3;
  the Company “has” the organizational power and authority to issue and sell the Securities in the last paragraph on page 3; and
  the Company “has” the corporate power and authority to issue and sell the Securities in the first paragraph on page 4.

For guidance, please refer to Staff Legal Bulletin, No. 19 (CF), Legality and Tax Opinions in Registered Offerings, available on the SEC website, www.sec.gov.

Response: The opinion has been revised in responding to the Staff’s comment above and has been filed as Exhibit 5.1 in Amendment No.1.

If you have any questions, please do not hesitate to contact the undersigned at hxm@kandigroup.com, our Chief Financial Officer Emily Zhu at emily@kandigroup.com, or Elizabeth Fei Chen and Eric M. Hellige of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199) and ehellige@pryorcashman.com (Tel: 212-326-0846).

Very truly yours,

KANDI TECHNOLOGIES GROUP, INC.

By: /s/ Xiaoming Hu
      Xiaoming Hu
      Chaiman & CEO

cc:	Emily Zhu, CFO, Kandi Technologies Group, Inc.
Elizabeth Fei Chen, Esq.
Eric M. Hellige, Esq.